SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02057968

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER, ~~19~~ 2002.

PE 9-1-02

FILTRONIC PLC
(Translation of Registrant's Name Into English)

THE WATERFRONT, SALTS MILL RD., SALTAIRE, SHIPLEY BD18 3TT, UK
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation

to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FILTRONIC PLC
(Registrant)

Date 17 SEPT. 2002 By Fiona Pick
(Signature)[1]

FIONA PICK
SOLICITOR

[1]Print the name and title of the signing officer under his signature.

Full Text Announcement

Company	Filtronic PLC
TIDM	FTC
Headline	Holding(s) in Company
Released	09:51 5 Sep 2002
Number	7919A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Filtronic plc

2. Name of shareholder having a major interest

Fidelity International Limited and certain of its subsidiary companies, also comprising the notifiable interest of Mr Edward C Johnson 3rd, principal shareholder of Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached schedule

5. Number of shares / amount of stock acquired

59,642

6. Percentage of issued class

0.08%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares

10. Date of transaction

Notification was dated 3 September 2002

11. Date company informed

4 September 2002

12. Total holding following this notification

9,687,275

13. Total percentage holding of issued class following this notification

13.03%

14. Any additional information

15. Name of contact and telephone number for queries

Fiona Pick +44 1274 231166

16. Name and signature of authorised company official responsible for making this notification

Fiona Pick

Date of notification

5 September 2002

Filtronic plc
Schedule to Schedule 10 05.09.02 – FIL

Registered Holder	Shares Held
Chase Nominees Ltd	5,081,130
Chase Manhatten Bank London	700,000
Nortrust Nominees Ltd	708,180
Bankers Trust	1,053,762
MSS Nominees Ltd	68,300
BT Globenet Nominees Ltd	200,350
RBS Trust Bank	887,926
Citibank	59,850
Bank of New York London	340,551
Northern Trust	220,190

HSBC	242,790
Deutche Bank	38,200
Mellon Nominees Ltd	66,100
Bank of New York Brussels	19,946
TOTAL	9,687,275

END

16 September 2002.

FILTRONIC PLC
BUYS IN $7.7M OF ITS 10% SENIOR NOTES
AT A DISCOUNT TO PAR VALUE

Filtronic plc ("Filtronic"), a leading global designer and manufacturer of customised microwave electronic subsystems, announces that it has bought in $7.7m of its 10% Senior Notes due 1 December 2005 at a discount to par value. These Notes will be cancelled leaving $127.2m of the Notes outstanding. Filtronic has now bought in and cancelled a total of $42.8m of the Notes. Filtronic is not utilising any of its £31m bank overdraft facility.

Commenting, Professor J David Rhodes, Executive Chairman and Chief Executive of Filtronic, said: "As at 31 May 2002, Filtronic had cash balances of £9.1m. Since that date, Filtronic has continued to generate cash and has bought in $13.5m of the Senior Notes. This strong cash performance has enabled the Company to reduce further its level of long term debt and financing costs."

ENDS

For further information, please contact:

Filtronic plc - 01274 530622
Professor David Rhodes Executive Chairman & CEO
John Samuel Finance Director

Binns & Co PR Ltd – 020 7786 9600
Peter Binns/Paul McManus

Filtronic website: www.filtronic.com

Company	Filtronic PLC
TIDM	FTC
Headline	Newton Aycliffe orders
Released	07:00 16 Sep 2002
Number	2012B

FILTRONIC PLC

INITIAL PRODUCTION ORDERS RECEIVED FOR NEWTON AYCLIFFE

Filtronic plc, a leading global designer and manufacturer of customised microwave electronic subsystems, announces that its Compound Semiconductor business at Newton Aycliffe, County Durham, UK, has received initial production orders from M/A-COM, Inc., to supply RF switches for cellular handsets for a major non-European OEM. This is scheduled for manufacture over the next three months with further follow-on orders expected.

The number of volume opportunities identified in Filtronic's Final Results announcement of 29 July 2002 has since doubled from four to eight, and levels of production to meet demand from M/A-COM for very high volume OEM requirements are expected to grow substantially over the next 12 months.

Of the eight specific opportunities M/A-COM have identified, four are with non-telecommunication major OEMs, for the volume manufacture of switch product for Wireless Local Area Networks ('WLAN', 802.11a, b and g), which are anticipated to start early in the first quarter of calendar year 2003.

Commenting, Professor J David Rhodes CBE FRS FREng, Executive Chairman, said: "The M/A-COM Strategic Alliance signed in November 2001 put together Filtronic's production facility for Gallium Arsenide semiconductor devices at Newton Aycliffe with M/A-COM's world renowned position in microwave semiconductor devices. Filtronic has developed a first class process for the production of RF switches at Newton Aycliffe with exceptionally high yields and excellent device performance. The quality, efficiency and cost effectiveness of this process is outstanding."

ENDS

Filtronic plc **Tel: 01274 530622**
Professor David Rhodes Executive Chairman & CEO, Filtronic plc

John Samuel Finance Director, Filtronic plc

Binns & Co PR Ltd Tel: 020 7786 9600

Peter Binns/Paul McManus

Editor's note:

Filtronic signed a Strategic Alliance Agreement with M/A-COM, Inc., a subsidiary of Tyco International Ltd, to supply large volumes of Gallium Arsenide products on 6" wafers for the mobile handset, cable communications and microwave tagging markets, on 30 November 2001.

About M/A-COM

M/A-COM, Inc., a unit of Tyco Electronics with headquarters in Lowell, Massachusetts, is a leading supplier of radio frequency (RF), microwave and millimetre wave integrated circuits and IP Networks to the wireless telecommunications and defense related industries. M/A-COM's products include semiconductor devices, RF integrated circuits, passive and control devices, antennas, subsystems and systems. M/A-COM has offices and manufacturing facilities worldwide. Information about M/A-COM can be found on the Web at www.macom.com

About Tyco Electronics

Tyco Electronics is one of the major business units of Tyco International Ltd. Headquartered in Harrisburg, Pennsylvania, USA, Tyco Electronics is the world's largest passive electronic components manufacturer; a world leader in cutting edge wireless, active fibre optic and complete power systems technologies and is also rapidly developing extensive networking and building technology installation services. The company has facilities located in 51 countries serving customers in the aerospace, automotive, computer, communications, consumer electronics, industrial and power industries. Tyco Electronics provides advanced technology products from over forty well-known and respected brands, including Agastat, Alcoswitch, AMP, AMP NETCONNECT, Buchanan, CII, CoEv, Critchley, Elcon, Elo TouchSystems, M/A-COM, Madison Cable, OEG, OneSource Building Technologies, Potter & Brumfield, Raychem, Schrack, Simel and TDI Batteries.

END

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